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APR 08 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2018 (MM/DD/YY) AND ENDING 01/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ausdal Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5187 Utica Ridge Road
(No. and Street)

Davenport	IA	52807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 S Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

FEB 26 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ausdal Financial Partners, Inc., as of January 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

NOTARIAL SEAL IOWA
MICHELLE SWINNEY
Commission Number 799285
My Commission Expires
September 20, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statement
January 31, 2019

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ausdal Financial Partners, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. (the Company) as of January 31, 2019, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Cedar Rapids, Iowa
March 28, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2019

ASSETS

Cash		2,400,374
Receivables:		
Commissions and fees		559,699
Employee/independent contractors		73,281
Notes receivable, related parties		286,824
Prepaid expenses		53,955
Securities owned:		
Marketable at market value		7,171
Not readily marketable at estimated fair value		212,158
Leasehold improvements, furniture and equipment		
Net of accumulated depreciation and amortization of $215,510		29,390
Security deposit		5,000
Deposits with clearing broker-dealer		25,000
Total assets	**$**	**3,652,852**

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	267,075
Commissions payable		652,863
Deferred revenue		984,713
Deferred income tax liability		19,166
Total liabilities		1,923,817
STOCKHOLDERS' EQUITY		
Capital stock, common, par value $1 per share; 100,000 shares authorized; 21,727 shares issued; 21,667 shares outstanding		21,727
Additional paid in capital		163,792
Retained earnings		1,564,375
Subtotal		1,749,894
Less: Treasury stock (60 shares at cost)		(20,859)
Total stockholders' equity		1,729,035
Total liabilities and stockholders' equity	**$**	**3,652,852**

See notes to Financial Statements

Note 1 NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ausdal Financial Partners, Inc. (the Company) operates as a broker-dealer in securities. The Company is a registered investment advisory firm with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

For transactions in mutual fund shares, alternative investments, and variable products, the Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customer funds and securities and does not hold customer funds or securities or perform custodial services for customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, currently Pershing, LLC, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Fair Value Measurement and Disclosure Topic of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy.

Note 1 NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables from Commissions and Fees

Receivables from commissions and fees receivable primarily consist of commission and transaction-related receivables, which totaled $559,699 and $611,460 as of January 31, 2019 and 2018, respectively.

Receivables from Employee/Independent Contractors

Receivables from Employee/Independent Contractors consist primarily of fees and expenses passed through to registered representatives including registration fees, legal fees and miscellaneous administrative charges.

Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a receivable will not be collected and the amount of the loss can be reasonably estimated, the receivable is so classified and written off. The allowance was none as of January 31, 2019.

Notes Receivable, Related Parties

From time to time, the Company provides loans to certain registered employees, independent contractor representatives and other related parties. These loans are recorded at face value at the time the loan is made. Interest charged on these loans ranges up to 7% annually.

Securities Owned

Investments in marketable securities with readily determinable fair market values and all investments in debt securities are reported at their fair values in the Statement of Financial Condition. Investments in non-marketable securities are reported in the Statement of Financial Condition at original cost or appraised value when such appraisal is supplied by the issuer. Unrealized gains and losses are included in the Statement of Income. All investment transactions are accounted for as of the trade date. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Note 1 **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (continued)**

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation and amortization computed using the straight line method over the estimated useful lives of the assets, generally 5 years for electronic equipment, 10 years for furniture and fixtures, and 15 years for leasehold improvements.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized at the end of the trailing period. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized at the end of the trailing period. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenue is recognized on the date on which the revenue is estimable and reasonably assured.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Note 1 **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (continued)**

Investment Advisory Fees

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors assist the Company in performing its obligations.

Other Revenue

Other revenue includes fees from consulting services, administrative fees charged to independent representatives and administrative fees charged on brokerage accounts. Fee revenue is recognized when the Company satisfies its performance obligations. The Company is the principal in these arrangements and recognizes fee revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees.

Deferred Revenue

The Company records unearned revenue when cash payments are received or due in advance of the Company's performance obligations, including amounts which are refundable. Deferred revenue primarily consists of investment advisory fees that are due and refundable for periods in advance of the performance obligations. Revenue is recognized as the Company provides the investment advice and performs administrative services to satisfy the performance obligations. Deferred revenue totaled $984,713 and $962,879 as of January 31, 2019 and 2018, respectively.

Note 2 **INCOME TAXES**

The Company is organized as a C Corporation under the laws of the State of Iowa. It accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of

Note 2 INCOME TAXES (continued)

events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company did not have any material amounts accrued for interest penalties at January 31, 2019. Interest or penalties on income taxes, if incurred, are recognized on the Statement of Income. There were no material uncertain tax positions at January 31, 2019. The Company is no longer subject to Federal or State tax examinations for the years prior to 2015.

Note 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of January 31, 2019, there was no "special reserve bank account segregated for the exclusive benefit of customers." In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in a special account.

Note 4 RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, ("ASU 2016-02"). ASU 2016-02 replaces legacy U.S. generally accepted accounting principles ("GAAP") applicable to the accounting for leases. Currently, GAAP does not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. This new lease guidance will change that treatment under GAAP by requiring a lessee to include on its balance sheet an asset and liability arising from an operating lease. Generally, the amount of the lease liability will be calculated as the present value of unpaid lease payments. The amount of the

Note 4 RECENT ACCOUNTING PRONOUNCEMENTS (continued)

lease asset also will reflect the present value of unpaid lease payments, but in addition will reflect any initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. Companies may use a modified retrospective transition to adopt ASU 2016-02. The Company has assessed the impact that adopting this new accounting guidance will have on its financial statement and footnote disclosures. In July 2018, the FASB issued ASU 2018-11, *Leases – Targeted Improvements,* which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The Company adopted the provisions of this guidance, including the optional transition method, on February 1, 2019. Right of use assets and corresponding lease liabilities of approximately $343,000 were recognized on the Company's statements of financial condition. The Company does not expect a material impact to its statement of income.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASU 2014-09"). ASU 2014-09 outlines a new, single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most prior revenue recognition guidance, including industry-specific guidance. The new model requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 was effective for the Company for the year beginning February 1, 2018. In connection with the interpretation and application of ASU 2014-09, the Company performed an assessment of its revenue generating contracts with customers and did not identify any significant changes to the timing or amount of its revenue recognition under the guidance of ASU 2014-09. Since the principles of revenue recognition from ASU 2014-09 are largely consistent with current and past practices applied by the Company, the Company did not make any significant changes to its accounting policies. As revenue recognition and timing of the Company's revenue from contracts with customers did not change as a result of implementing Topic 606, there was no impact to the Company's opening retained earnings upon adoption of this ASU as of February 1, 2018.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.* ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a

Note 4 **RECENT ACCOUNTING PRONOUNCEMENTS (continued)**

retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on February 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

Note 5 **FAIR VALUE MEASUREMENTS**

As discussed in Note 1, the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Significant unobservable inputs that are generally less observable from objective sources. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Note 5 FAIR VALUE MEASUREMENTS (continued)

Significant assets and liabilities recorded at fair value on a recurring basis

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2019 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Fair Value Measurements as of January 31, 2019 Using:

	Fair Value	Quoted Prices in Active markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned:				
Money market funds and commercial paper	$ 4,051	$ 4,051	$ -	$ -
Equity funds	3,120	3,120		
Private companies	212,158	-	-	212,158
	$ 219,329	$ 7,171	$ -	$ 212,158

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended January 31, 2019, there were no transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

The fair values of the money market funds are based on inputs that are quoted prices in active markets for identical assets, resulting in Level 1 categorization of such measurements.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Assets
Balance January 31, 2018	$ 212,158
Total gains or losses (realized and unrealized included in the statement of income)	-
Purchases and sales, net	-
Transfers in and/or out of Level 3	-
Balance January 31, 2019	$ 212,158

Note 6 **LEASEHOLD IMPROVEMENTS, FURNITURE AND EQUIPMENT**

At January 31, 2019, the major classes of depreciable assets and their related accumulated depreciation and amortization consisted of the following:

Furniture and Fixtures	$	79,581
Computers and Other Equipment		156,143
Leasehold Improvement		9,176
		244,900
Less: Accumulated depreciation and amortization		215,510
Net leasehold improvements, furniture and equipment	$	29,390

Note 7 **RECEIVABLE FROM CLEARING BROKER-DEALER**

Amounts receivable from our clearing broker-dealer at January 31, 2019 consisted of the following:

Cash deposit:	$25,000
Receivable from clearing broker:	$47,750

All fees due to our clearing broker are netted against the amounts owed to the Company each period. The amount receivable is included in Commissions and fees receivable on the Statement of Financial Condition.

Note 8 **NOTES RECEIVABLE**

Notes receivable consisted of the following at January 31, 2019:

Due from related party bearing interest at 5.00%, payable in full by September 1, 2019.	$	65,000
Due from employee bearing interest at 7.00% payable in bi-monthly installments amortized over 2 years to June 30, 2020.	$	21,824
Due from Coastal California Blueberry Operations, LLC, a related party, bearing interest at 4.50%, payable in full by July 31, 2019. The note was extended and interest payments deferred to July 31, 2019. The underlying property is under a sale contract and the Company has elected not to record further interest. We expect the sale of the property to close in FY 2020.	$	200,000
Total	$	286,824

Note 9 **INCOME TAXES**

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

Note 10 **LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

As of January 31, 2019, there were no liabilities subordinated to claims of general creditors.

Note 11 **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2019, the Company was operating under (k)(2)(i) exemption for mutual fund transactions and a (k)(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $128,254 as of January 31, 2019.

At January 31, 2019, the Company had net capital as computed under Rule 15c3-1 of the SEC of $987,166 which was $858,912 in excess of its required net capital of $128,254. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.9488 to 1.

Note 12 **CONTINGENCIES**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by the clearing broker/dealer. In the ordinary course of business, the Company is subject to litigation, arbitration, and regulatory matters. The Company has determined that as of the close of business on January 31, 2019 there are no pending matters which would have a material adverse effect on the Company's financial position or results of operations.

Note 13 CONCENTRATIONS AND BUSINESS RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FASB ASC 460, Guarantees, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnification to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Securities transactions of the Company's customers are introduced and cleared through the clearing broker dealer. Pursuant to the clearing agreement, the clearing broker dealer has the right to seek reimbursement from the Company for certain losses, account debit balances, and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due or satisfy margin requirements. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. As of January 31, 2019, there has not been a material request received or outstanding.

Concentration of Credit Risks

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 14 SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.